Exhibit 99.2

ZEPP HEALTH CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: ZEPP)

NOTICE OF ANNUAL GENERAL MEETING

To Be Held on July 5, 2022

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an Annual General Meeting (“AGM”) of Zepp Health Corporation (the “Company”) will be held at 7/F, Building B2, Zhongguancun No. 1, No.81 Beiqing Road, Haidian District, Beijing, People's Republic of China at 2:00 p.m. (Beijing time) on July 5, 2022. No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders of records and beneficial owners of the Company’s American depositary shares (“ADSs”) to discuss Company affairs with management.

The board of directors of the Company has fixed the close of business on June 13, 2022, New York City time, as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to attend the AGM or any adjourned or postponed meeting thereof.

Holders of the Company’s ordinary shares whose names are on the register of members of the Company at the close of business on the Record Date are entitled to attend the AGM and any adjourned or postponed meeting thereof. Holders of the Company’s ADSs are welcome to attend the AGM in person.

The Company has filed its annual report on Form 20-F (the “Annual Report”), which includes the Company’s audited financial statements for the fiscal year ended December 31, 2021, with the U.S. Securities and Exchange Commission. Shareholders and ADS holders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at https://ir.zepp.com, or by contacting Zepp Health Corporation at Huami Global Innovation Center, Building B2, Zhong’an Chuanggu, Technology Park, No. 900 Wangjiang West Road, Hefei, 230088, People’s Republic of China, telephone: +86 010-5940-3268, email: ir@zepp.com.

By Order of the Board of Directors,

/s/ Wang Huang

Mr. Wang Huang

Chairman of the Board of Directors

Beijing, China

June 7, 2022